SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 19, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

19 May 2023

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2022 final dividend payment on 17 May 2023.
Date of Transaction	2023 - 05 - 17
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£13.13964	406.16316	N/A Single Transaction	29,139.41087	0.00332%
Bradley Cannon (Global Orthopaedics)	PDMR	£13.13964	365.26743	N/A Single Transaction	118,184.64237 (including 3,599.09977 in ADS')	0.01347%
Paul Connolly (President Global Operations)	PDMR	£13.13964	102.08593	N/A Single Transaction	7,400.08593	0.00084%
Phil Cowdy (Chief Corporate Development & Corporate Affairs Officer)	PDMR	£13.13964	195.14937	N/A Single Transaction	49,196.14246	0.00561%
Myra Eskes (President APAC & Global Service)	PDMR	£13.13964	855.60779	N/A Single Transaction	62,021.97554	0.00707%
Simon Fraser (President AWM and Global Commercial Operations)	PDMR	£13.13964	707.85737	N/A Single Transaction	51,311.72617	0.00585%
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	£13.13964	54.14835	N/A Single Transaction	5,530.80779 (including 802.82972 in ADS')	0.00063%
Elga Lohler (Chief HR Officer)	PDMR	£13.13964	285.19156	N/A Single Transaction	144,683.19156 (including 3,015.00000 in ADS')	0.01649%
Deepak Nath (Chief Executive Officer)	Director	£13.13964	1,367.8228	N/A Single Transaction	99,151.82280	0.01130%
Vasant Padmanabhan (President Research & Development)	PDMR	£13.13964	264.13931	N/A Single Transaction	100,353.13931	0.01143%
Alison Parkes (Chief Compliance Officer)	PDMR	£13.13964	30.61803	N/A Single Transaction	4,679.11972 (including 1,040.32795 in ADS')	0.00053%
Scott Schaffner (President Sports Medicine)	PDMR	£13.13964	763.54875	N/A Single Transaction	68,095.98048 (including 1,927.12679 in ADS')	0.00776%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 19, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary